



SEC MAIL PROCESSING
RECEIVED
AUG 2 7 2003
WASH. D.C.
188
SECTION



03051977

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/27/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ShareBuilder Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 – 124th Avenue NE
(No. and Street)

Bellevue (City) WA (State) 98005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Greenshields CFO 425-451-4440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst and Young LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Ste 3500 (Address) Seattle (City) WA. (State) 98104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, A. Daniel Greenshields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ShareBuilder Securities Corporation, as of June 27, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Chief Financial Officer
Title

DONNA CHRISTENSEN
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
JULY 20, 2007

Donna Christensen
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

ShareBuilder Securities Corporation
(A wholly-owned subsidiary of ShareBuilder Corporation, formerly Netstock Corporation)
For the Fiscal Year Ended June 27, 2003
with Report and Supplementary Report of Independent Auditors

ShareBuilder Securities Corporation
(A wholly-owned subsidiary of ShareBuilder Corporation,
formerly Netstock Corporation)

Financial Statements and Supplemental Information

Fiscal Year Ended June 27, 2003

Contents



Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Auditors

Board of Directors
ShareBuilder Securities Corporation

We have audited the accompanying statement of financial condition of ShareBuilder Securities Corporation (a wholly-owned subsidiary of ShareBuilder Corporation, formerly Netstock Corporation) as of June 27, 2003 and the related statements of income, changes in stockholder's equity, and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ShareBuilder Securities Corporation at June 27, 2003, and the results of its operations and its cash flows for the fiscal year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

August 1, 2003

Ernst & Young LLP

ShareBuilder Securities Corporation
(A wholly-owned subsidiary of ShareBuilder Corporation, formerly Netstock Corporation)

Statement of Financial Condition

June 27, 2003

Assets	
Cash and cash equivalents	$ 5,871,394
Cash segregated under other regulations	125,000
Restricted cash	665,334
Receivables with clearing organizations	186,129
Receivables from customers	17,223
Accounts receivable	54,474
Securities owned	959,022
Prepaid expenses	136,140
Other long-term assets	90,177
Total assets	$ 8,104,893
Liabilities and stockholder's equity	
Securities sold, not yet purchased	$ 75,706
Payable to customers	15,713
Accounts payable	229,553
Accrued liabilities	2,124,056
Payable to Parent	233,214
Deferred revenue	175,083
Total liabilities	2,853,325
Stockholder's equity:	
Preferred stock, no par value:	
Authorized shares – 30,000,000	
Issued and outstanding shares – None	
Common stock, no par value:	
Authorized shares – 70,000,000	
Issued and outstanding shares – 1,000,000	23,748,481
Accumulated deficit	(18,496,913)
Total stockholder's equity	5,251,568
Total liabilities and stockholder's equity	$ 8,104,893

See accompanying notes.

ShareBuilder Securities Corporation
(A wholly-owned subsidiary of ShareBuilder Corporation, formerly Netstock Corporation)

Statement of Income

Fiscal Year Ended June 27, 2003

Revenues:	
Commissions	$12,367,671
Subscription fee income	7,136,173
Interest income	96,537
Net trading losses	(35,794)
Other income	494,011
Total revenues	20,058,598
Operating expenses:	
Compensation and benefits expense	6,302,903
Exchange and clearance fees	3,455,855
Communications and data processing	1,793,915
Sales and marketing	5,118,208
General and administrative expenses	2,645,299
Interest expense	191
Total operating expenses	19,316,371
Net income	$ 742,227

See accompanying notes.

ShareBuilder Securities Corporation
(A wholly-owned subsidiary of ShareBuilder Corporation,
formerly Netstock Corporation)

Statement of Changes in Stockholder's Equity

	Common Stock		**Accumulated**	**Total Stockholder's**
	Shares	**Amount**	**Deficit**	**Equity**
Balance, July 1, 2002	1,000,000	$23,748,481	$(19,239,140)	$4,509,341
Net income	–	–	742,227	742,227
Balance, June 27, 2003	1,000,000	$23,748,481	$(18,496,913)	$5,251,568

See accompanying notes.

ShareBuilder Securities Corporation
(A wholly-owned subsidiary of ShareBuilder Corporation,
formerly Netstock Corporation)

Statement of Cash Flows

Fiscal Year Ended June 27, 2003

Operating activities	
Net income	$ 742,227
Adjustments to reconcile net loss to net cash used in operating activities:	
Provision for bad debts	29,874
Changes in operating assets and liabilities:	
Increase in cash segregated under other regulations	(75,000)
Increase in receivables with clearing organizations	(140,363)
Decrease in receivables from customers	60,948
Decrease in receivables from Parent	2,610,512
Increase in accounts receivable	(35,483)
Decrease in securities owned, net	149,234
Increase in prepaid expenses	(82,516)
Increase in other long-term assets	(90,177)
Increase in securities sold, not yet purchased	48,031
Increase in payable to customers	15,338
Decrease in accounts payable	(229,810)
Increase in accrued liabilities	804,583
Increase in payable to Parent	233,214
Increase in deferred revenue	161,746
Net cash used in operating activities	4,202,358
Investing activity	
Increase in restricted cash	(481,385)
Net cash provided by investing activity	(481,385)
Increase in cash and cash equivalents	3,720,973
Cash and cash equivalents, beginning of year	2,150,421
Cash and cash equivalents, end of year	$5,871,394
Supplemental disclosure of cash flow information	
Cash paid for interest	$ 191

See accompanying notes.

ShareBuilder Securities Corporation
(A wholly-owned subsidiary of ShareBuilder Corporation,
formerly Netstock Corporation)

Notes to Financial Statements

June 27, 2003

1. Organization and Nature of Business

ShareBuilder Securities Corporation (the Company), a Washington corporation, was formed on July 1, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD). The Company provides broker-dealer services to self-directed investors. The Company is a wholly-owned subsidiary of ShareBuilder Corporation, formerly Netstock Corporation (the Parent).

The Company is subject to the risks and challenges associated with other companies at a similar stage of development, including dependence on key individuals, continued successful development and marketing of services, and competition from substitute services and larger companies with greater financial, technical, management, and marketing resources.

Unless otherwise stated, all references to the year 2003 refer to the Company's fiscal year ended or the date June 27, 2003.

2. Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits, money market accounts, and investment accounts with financial institutions. Recorded amounts approximate fair value. The Company considers all cash deposits and highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Certain cash deposits may be in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

2. Summary of Significant Accounting Policies (continued)

Securities Transactions

Securities owned include the odd and fractional shares of readily marketable common stock of portfolio investments retained (the Residual Portfolio) when the Company purchases shares on behalf of customers and are reported on a settlement-date basis. Securities owned also includes major stock index option contracts that are used by the Company to reduce the risk of significant market fluctuation on the value of marketable securities. In accordance with Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133), as amended by SFAS 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*, the stock index option contracts are recorded at market value on the statement of financial condition with changes in market value recorded in the statement of income.

Securities sold, not yet purchased ("sold short"), represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. Marketable securities owned and sold, not yet purchased, are valued at market value. Market value is generally based on end-of-the-day quoted market prices. Securities owned, not readily marketable are valued at estimated fair value. Trading gains and losses, which are composed of both realized and unrealized gains and losses, are presented net in the statement of income.

Receivables from and Payable to Customers

Receivables from and payable to customers include the amounts due from and due to customers on cash transactions.

Revenue Recognition

Revenues consist primarily of broker-dealer trade commissions and subscription fees. Commissions are recognized on a settlement-date basis, which is not materially different from a trade-date basis. Subscription fees, which consist of the monthly subscription fee charged to account holders for processing the program-specified number of transactions, are recognized on the first business day of the month to which the fee relates.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Income taxes are allocated to the Company based on its pretax income (loss) and calculated on a separate company basis pursuant to the requirements of SFAS No. 109, *Accounting for Income Taxes*.

The Company recognizes deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets, liabilities, and tax carryforwards. Deferred tax assets are then reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits, which, more likely than not, based on current circumstances, are not expected to be realized.

Sales and Marketing

Sales and marketing expenses reflect the cost associated with customer acquisition and are expensed as incurred.

3. Cash Segregated Under Other Regulations and Restricted Cash

Cash in the amount of $125,000 at June 27, 2003 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. Additionally, as of June 27, 2003, cash in the amount $665,334 was held as collateral to secure Automated Clearing House (ACH) services.

4. Receivables with Clearing Organizations

The Company clears certain of its proprietary and customer transactions through another broker-dealer through an omnibus relationship. The Company keeps a deposit of $25,000 to maintain this relationship. Additionally, the Company's policy is to slightly overfund trades. An additional $28,293 was due to net overfunded trades at June 27, 2003.

At June 27, 2003, the Company also maintains a deposit of $132,835 with another clearing organization, on a fully disclosed basis, that clears and acts as the custodian for its derivative contract transactions.

5. Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, include trading securities at market values at June 27, 2003 as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$945,882	$75,706
Stock index option contracts	9,840	–
	$955,722	$75,706

Securities not readily marketable include an equity security that cannot be publicly offered or sold unless registration is affected under the Securities Act of 1933. At June 27, 2003, the equity security was carried at its estimated fair value of $3,300.

6. Financial Instruments

Beginning in January 2003, the Company has taken positions in stock index option contracts to reduce exposure to changes in the market value of the Residual Portfolio. These contracts are designated as economic hedges and do not qualify for special hedge accounting treatment in accordance with SFAS No. 133. As a result, changes in market value are recorded in the statement of income. For the fiscal year ended June 27, 2003, the Company recognized net trading losses on option contracts of $16,411. At June 27, 2003, the gross contractual or notional amounts of options contracts used for trading purposes was $585,732.

7. Related-Party Transactions

The Company shares certain resources and office space with the Parent and is charged a portion of salaries, benefits, accounting fees, office supplies, rent, depreciation, and other shared expenses based on proportionate usage during the year. Additionally, the Company entered into a License and Royalty Agreement (the License Agreement) with the Parent. The License Agreement was structured with similar terms as others held by third parties. The License Agreement provides for payments from the Company to the Parent for the Company's ongoing use of the software, technology, and trademarks generated and owned by the Parent. For the fiscal year ended June 27, 2003, these expenses were included in the statement of income as follows:

Compensation and benefits expense	$2,243,155
General and administrative	1,254,394
	$3,497,549

Payable to Parent reflects amounts payable for operating expenses paid on the Company's behalf and for the Licensing Agreement.

The Company's employees may participate in the stock option plan, the 401(k), and the profit sharing plan and other employee programs of the Parent. The Company contributed $82,765 on behalf its employees to these plans during the fiscal year ended June 27, 2003, which is included in the compensation and benefits expense.

Wells Fargo Bank (Wells Fargo) is a stockholder of and has a representative on the Board of Directors of the Parent. The Company uses Wells Fargo for substantially all of its banking, and ACH needs as well as for a line-of-credit. Additionally, the Company has a marketing agreement with Wells Fargo for which it compensates Wells Fargo for marketing a co-branded version of ShareBuilder to its customers. During the fiscal year ended June 27, 2003, the Company incurred approximately $717,000 of expenses related to banking fees and to the co-brand agreement.

Safeco Corporation (Safeco) is a stockholder of and has a representative on the Board of Directors of the Parent. The Company has a marketing agreement with Safeco to which the Company compensates Safeco for marketing a co-branded version of ShareBuilder as well as tax-favored and retirement-oriented ShareBuilder products. During the fiscal year ended June 27, 2003, the Company incurred a nominal amount of expense under this co-brand agreement.

7. Related-Party Transactions (continued)

The Company holds a money market account with a balance of approximately $2,903,000 at June 27, 2003 with an institution that is an employer of one of the Parent's Board members. The account is managed under similar terms as other accounts held by unrelated third parties.

8. Federal Income Taxes

Prior to fiscal year 2003, the Company generated losses for both financial reporting and tax purposes. The net deferred tax asset at June 27, 2003 is approximately $5.1 million and relates to temporary differences arising from unrealized losses on securities owned, operating loss carryforwards, prepaid expenses, and other accrued expenses. The net deferred tax asset has been completely offset by a valuation allowance, as realization of the tax benefit is not assured.

For income tax reporting purposes, the Company has federal net operating loss carryforwards of approximately $15.1 million, which begin to expire in 2019. On a stand-alone basis, no income tax is due because of the utilization of carryforward benefits from net operating losses from prior periods. The Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available to be used in any given year if certain events occur, including changes in ownership interests.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital equivalent to the greater of $250,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At June 27, 2003, the Company had net capital of $4,541,683 as defined, which was $4,291,683 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.59 to 1 at June 27, 2003.

Supplemental Information

Schedule I

ShareBuilder Securities Corporation
(A wholly-owned subsidiary of ShareBuilder Corporation, formerly Netstock Corporation)

Computation of Net Capital Under SEC Rule 15c3-1

June 27, 2003

Net capital:	
Total stockholder's equity	$5,251,568
Deduct stockholder's equity not allowable for net capital	–
Adjusted stockholder's equity	5,251,568
Add subordinated borrowings allowable in computation of net capital	–
Total capital and allowable subordinated borrowings	5,251,568
Deductions and/or charges:	
Nonallowable assets:	
Aged accounts receivable	54,474
Receivable from clearing organizations	157,835
Receivables from customers	366
Prepaid expenses	136,140
Other long-term assets	93,477
	442,292
Net capital before haircuts on securities positions (tentative net capital)	4,809,276
Haircuts on securities owned, marketable	267,593
Net capital	$4,541,683
Aggregate indebtedness:	
Accounts payable	$ 229,553
Accrued liabilities and other	2,469,601
Total aggregate indebtedness	$2,699,154
Computation of basic net capital requirement:	
Net capital requirement	$ 179,943
Minimum dollar net capital	$ 250,000
Excess net capital	$4,291,683
Ratio: aggregate indebtedness to net capital	0.59 to 1

There are no material differences between the amounts presented above and the amounts reported in the Company's June 27, 2003 unaudited FOCUS Part II Report, as amended.

Schedule II

ShareBuilder Securities Corporation
(A wholly-owned subsidiary of ShareBuilder Corporation,
formerly Netstock Corporation)

Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3

June 27, 2003

Credit balances:	
Free credit balances and other credit balances in customer accounts	$ 15,713
Monies borrowed collateralized by securities carried for the accounts of customers	–
Customers' securities failed to receive	–
Credit balances in firm accounts which are attributable to principal sales to customers	75,706
Market value of stock dividends, stock splits, and similar distributions receiving outstanding over 30 calendar days	–
Market value of short security count differences over 30 calendar days	–
Market value of short securities and credits in all suspense accounts over 30 calendar days	–
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed	–
Total credits	$ 91,419
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	$ 16,688
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	–
Failed to deliver of customers' securities not older than 30 calendar days	–
Margin required and on deposit with the options clearing corporation for all option contracts written or purchased in customer accounts	–
Aggregate debit items	16,688
Less: 30% (for alternative method)	–
Total 15c3-3 debits	$ 16,688
Reserve computation:	
Excess debits over credits	$ –
Excess credits over debits	$ 74,731
Amount held on deposit in reserve bank accounts at year-end (beginning and ending reserve)	$125,000

There are no material differences between the amounts presented above and the amounts reported in the Company's June 27, 2003 unaudited FOCUS Part II Report, as amended.

Schedule III

ShareBuilder Securities Corporation
(A wholly-owned subsidiary of ShareBuilder Corporation,
formerly Netstock Corporation)

Information Relating to Possession or Control Requirements
Under SEC Rule 15c3-3

June 27, 2003

There were no security positions required to be in possession or control that had not been reduced to possession or control in the proper timeframe as of June 27, 2003.

Schedule IV

ShareBuilder Securities Corporation
(A wholly-owned subsidiary of ShareBuilder Corporation,
formerly Netstock Corporation)

Schedule of Segregation Requirements and Funds in Segregation for
Customers' Regulated Commodity Futures and Options Accounts
Under SEC Rule 15c3-3

June 27, 2003

No commodities or futures transactions occurred in customer accounts during the year ended June 27, 2003.

Supplementary Report



Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Auditors on Internal Controls as Required by SEC Rule 17a-5

Board of Directors
ShareBuilder Securities Corporation

In planning and performing our audit of the financial statements of ShareBuilder Securities Corporation (a wholly-owned subsidiary of ShareBuilder Corporation, formerly Netstock Corporation) for the fiscal year ended June 27, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 27, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

August 1, 2003

Ernst & Young LLP